Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

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December 19, 2012
VIA EDGAR
Linda Cvrkel
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Dryships Inc. Form 20-F for the year ended December 31, 2012 Filed March 22, 2013 File No. 001-33922

Dear Ms. Cvrkel:

On behalf of Dryships Inc. (the "Company"), we submit this response to your letter dated December 12, 2013, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2012. For your convenience, our responses are prefaced by the exact text of the Staff's comment in bold text.

Form 20-F

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-11

13. Common Stock and Additional Paid-in Capital, page F-46

Sale of Ocean Rig shares, page F-47

1.
We refer to your April 17, 2012 public offering of an aggregate of 11,500,000 shares of Ocean Rig. Your disclosure indicates that you recognized the difference between the net consideration received and the amount attributed to the non-controlling interest, which amounted to $81,760 in equity attributable to the controlling interest. Please tell us, and revise to disclose, how you determined the amount attributed to the non-controlling interest of $262,245.

The Company respectfully advises the Staff that in order to determine the amount attributed to the non-controlling interest it followed the guidance in Accounting Standards Codification (ASC) 810-10-45-23 and ASC 810-10-45-24 as illustrated in ASC 810-10-55-4B and ASC 810-10-55-4F. More specifically, the sale of 11,500,000 shares out of Ocean Rig's total common stock of 131,725,128 represented a decrease of 8.73% (11,500,000/131,725,128) of the Company's ownership in Ocean Rig net assets, which on April 17, 2012 (the date that the public offering was completed), amounted to $3,003,954 thousands. The Company applied the guidance in ASC 810-10-45-23, and recorded an increase of $262,245 thousands ($3,003,954 thousands x 8.73%=$262,245 thousands) to the non-controlling interests. The difference between the value of the consideration received of $180,485 thousands and the amount by which the non controlling interests were adjusted (determined at $84,629 thousands being the difference between the fair value of the shares transferred and the carrying amount of Ocean Rig's net assets acquired by the non controlling interests) as a debit to APIC. In addition, the Company applied the guidance in ASC 810-10-45-24 and adjusted the carrying amount of Ocean Rig's accumulated other comprehensive loss by $2,869 thousands, through a corresponding charge to APIC in order to reflect the change in the ownership interest in the subsidiary.

A summary of the above is presented below:

Amounts in 000s of $	APIC – (debit)	Other Comprehensive loss - credit	Non controlling interests - credit

Sale of subsidiary shares	(81,760)		262,245

	(2,869)	2,869

Total	(84,629)	2,869	262,245

The Company respectfully notes to the Staff that it believes the disclosures made in the financial statements comply with the requirements of ASC 810-10-50-1A(d), as also illustrated in ASC 810-10-55-4M, because the amount charged to DryShips' Equity, as a result of the issuance of Ocean Rig's shares, is disclosed in both the Statement of Stockholders' Equity and Note 13 to the financial statements. Further the method used to determine the amount, as well as the relevant components of the calculation (i.e. the consideration received and Ocean Rig's Net Assets at the date of issuance of shares) are disclosed in Note 13 to the financial statements.

16. Commitments and contingencies, page F-57

2.
We note the disclosure on page F-57 indicating that $24.6 million of revenue was recognized during 2012 as a result of off-hire insurance coverage. Please tell us, and revise to disclose, the nature of the event that caused the Corcovado to be off-hire and the date that you received the insurance funds from your insurer. Your response should also explain how the $24.6 million that was recognized as revenue in connection with the off-hire of the Ocean Rig Corcovado was calculated or determined.

In response to the Staff's comment, the Company respectfully advises the Staff that during the year ended December 31, 2012, Ocean Rig's drillship Ocean Rig Corcovado performed modification works in preparation for its next contract. These works included maintenance and inspection of the drillship's six diesel engine driven alternators. After the remediation work, one of the engines failed to pass the tests and was immediately shut down.

Under the terms of the contract, the drillship was subject to certain operational testing before starting operations. Due to the failure of the engine, the Company's drillship was not able to pass these tests within the contractual period.

As a result of the subject incident, the drillship was deprived of earning hire as a result of the damage in the engine for a period of 89 days with a scheduled day rate of $560,000 per day.

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of hire but will be effective after 45 days of off-hire.

Based on the above, the Ocean Rig Corcovado incurred off-hire which was a covered event under the loss of hire policy for 44 days (89 days minus 45 days) that resulted in $24.6 million ($560,000x 44 days) and recognized as revenue during the year ended December 31, 2012.

The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012.

The Company disclosed in the note to the financial statements describing its significant accounting policies (Note 2(m)) that insurance claims are, among others, recorded when a drilling unit is being wholly or partially deprived of income as a consequence of damage to the unit. In Note 16 to the financial statements the Company discloses that Ocean Rig Corcovado incurred off-hire which was a covered event under the loss of hire policy thus indicating that there was damage to it.

The Company confirms that will revise its disclosure in its next filing to read as follows:

Note 16.1 Legal Proceedings

The Company's loss of hire insurance coverage does not protect against loss of income from day one. It covers approximately one year for the loss of time but will be effective after 45 days' off-hire. During 2012, the Ocean Rig Corcovado incurred off-hire due to a failure in one of its engines which was a covered event under the loss of hire policy that resulted in $24.6 million being recognized as revenue during the year ended December 31, 2012. The amount of $24.6 million was reimbursed by the insurers to the Company in August 2012.

____________________

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Andrei Sirabionian, Esq. at (212) 574-1580.

Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

CC:
Ziad Nakhleh
Chief Financial Officer
Dryships Inc.